111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

June 21, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on April 29, 2021 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – [Month] (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Additionally, to the extent that the comments herein apply to the other First Trust Buffer Funds, please update the disclosure in those funds as well.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Fund confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and to the other First Trust Buffer Funds where applicable, and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

The Staff notes that the price return of the Underlying ETF could be negative and could cause confusion about how much loss an investor may incur and asks the Fund to please change “the price return” to “any positive price return” throughout the prospectus.

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3 – Front Cover

Please replace “index” with “Underlying ETF” in the fourth sentence in the first bullet point on the front cover.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – General

The Staff references the final sentence on the front cover and asks the Fund to please supplementally confirm that under the 2x strategy, the Fund can accurately estimate the expected outcome for an investor who purchases during the Target Outcome Period and holds until the end of that period.

Response to Comment 4

The Fund confirms that it can accurately estimate the expected outcome for an investor who purchases during the Target Outcome Period and holds until the end of that period and that it will provide that information on the Fund’s website.

Comment 5 – Fees and Expenses of the Fund

Please supplementally provide the management fee.

Response to Comment 5

The Fund’s annual unitary management fee is 0.85%.

Comment 6 – Principal Investment Strategies

Please change “provides ‘enhanced’ upside participation that is intended to be” to “seeks to provide ‘enhanced’ upside participation of” in the first bullet point in the section entitled “Principal Investment Strategies.”

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Principal Investment Strategies

Please consider whether the second sentence could be consolidated with the fifth sentence in the fifth paragraph of the section entitled “Principal Investment Strategies” which provides an explanation of why performance can vary if shares are bought during the Target Outcome Period.

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Investment Strategies

Please consider whether the disclosure stating “during the Target Outcome Period, there may be periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance” should be revised in light of the response to Comment 3 in the Fund’s correspondence filed on May 28, 2021, which states the following:

The Funds generally move in the same direction as the Underlying ETF during the Target Outcome Period, but not in the same magnitude. During certain periods, the Funds may experience gains and losses in excess of those experienced by the underlying ETF, and therefore would be less correlated than a 1x structure.

If no changes are made to the disclosure, please supplementally explain why. Additionally, please explain as you did in response to Comment 3 in the Fund’s correspondence filed on March 1, 2021 (the “March Response Letter”) that during the Target Outcome Period, “the enhanced returns sought by certain of the Funds increase the magnitude by which the Funds’ net asset values move in relation to their underlying reference asset,” and please provide examples as you did in your comment response. For example, if the price of the Underlying ETF is falling, the value of the Fund may fall faster.

Response to Comment 8

In response to the Staff’s comment, the following disclosure has been added to the fifth paragraph in the section entitled “Principal Investment Strategies:”

While the Fund’s NAV generally moves in the same direction as the Underlying ETF's price performance, the Fund may experience gains and losses in excess of those experienced by the Underlying ETF.

Additionally, the Fund notes that the example explaining that if the price of the Underlying ETF is falling, the value of the Fund may fall faster is disclosed in the “Enhanced Return Risk” in the Fund’s prospectus.

Comment 9 – Principal Investment Strategies

Please clarify in the disclosure whether any gains from Fund value at purchase to the Fund’s value on the first day of the Target Outcome Period will be on a one-for one basis or at the enhanced rate. The Staff notes that comment 12 in the March Response Letter didn’t seem to fully capture the Staff’s intent with the comment and the Staff references the following disclosure:

However, that investor’s potential gain will be larger than the Fund’s cap for the Target Outcome Period because the investor may experience the full gain if the Fund recovers the value it has lost from the first day of the Target Outcome Period through the date the investor purchased its Fund shares plus any additional gains between the Initial Fund Value and the cap.

Response to Comment 9

In response to the Staff’s comment, the referenced disclosure has been amended to the following:

However, that investor’s potential gain will be larger than the Fund’s cap for the Target Outcome Period because the investor may experience the full gain if the Fund recovers the value it has lost from the first day of the Target Outcome Period through the date the investor purchased its Fund shares on a one-to-one basis plus any additional gains between the Initial Fund Value and the cap on a two-to-one basis.

Comment 10 – Principal Investment Strategies

The Staff notes that because of the 2x feature, the Underlying ETF would not have to experience gains in excess of the cap for the Fund’s performance to reach the cap and asks the Fund to please correct the following disclosure:

This means that if the Underlying ETF experiences gains for a Target Outcome Period in excess of the cap for that Target Outcome Period, the Fund will not benefit from those excess gains.

Response to Comment 10

In response to the Staff’s comment, the referenced disclosure has been amended to the following:

This means that if the Underlying ETF experiences gains for a Target Outcome Period which would result in gains in excess of the cap for that Target Outcome Period, the Fund will not benefit from those excess gains.

Comment 11 – Bar Chart

Please consider changing the title of the third column in the bar chart from “Pre-Cap Scenario” to “Below-Cap Scenario.” Additionally, please add a parenthetical stating “(approximately twice the price return of the Underlying ETF).”

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12 – Bar Chart

Please show negative performance through -100%.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Line Graph

The Staff noted that the cap shown in the line graph is lower than that shown in the bar chart. Please make the caps consistent in both. Additionally, please indicate in the line graph, or the explanation below, that the blue line that rises above 0% represents approximately 2x the price of the Underlying ETF up to the cap, and that the orange line represents the 15% buffer.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Line Graph

If the first bullet point under the line graph is meant to accompany the bar chart, please move that disclosure immediately below the bar chart. If not, please change the references from “chart” to “graph” throughout the bar chart and line graph to distinguish the two.

Response to Comment 14

The Fund notes that the bullet points are meant to accompany the line graph and therefore have not been moved. Additionally, the references to “graph” in those bullet points have been retained. In response to the Staff’s comment, references to “charts” in the paragraph preceding the bar chart have been modified to distinguish the bar chart and line graph.

Comment 15 – Principal Investment Strategies

Please add “if purchased on that date and held through the end of the Target Outcome Period” to the second bolded sentence after the line graph if accurate.

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16 – Principal Investment Strategies

Please add “and held through the end of the Target Outcome Period” to the end of the bolded disclosure after the line graph if accurate.

Response to Comment 16

The prospectus has been revised in accordance with this comment.

Comment 17 – Principal Investment Strategies

The Staff notes that the “Flex Options Valuation Risk” states that “the value of the FLEX Options prior to the expiration date may vary because of factors other than the value of the Underlying ETF, such as interest rate changes, changing supply and demand, decreased liquidity of the FLEX Options, a change in the actual and perceived volatility of the stock market and the Underlying ETF and the remaining time to expiration.” Please explain in the section entitled “General Information on FLEX Options” or in a different section of the Principal Investment Strategies how the FLEX Option values impact the correlation between the Fund’s NAV and the price of the Underlying ETF.

Response to Comment 17

In response to the Staff’s comment, the following disclosure has been added to the section entitled “General Information on FLEX Options” in the Principal Investment Strategies:

Because the value of the Fund is based on FLEX Options that reference the Underlying ETF and not the Underlying ETF directly, variations in the value of the FLEX Options impact the correlation between the Fund’s NAV and the price of the Underlying ETF.

Comment 18 – Principal Risks

Please revise the disclosure in the last two sentences of the “Buffered Loss Risk” in light of the fact that FLEX Options are purchased and sold throughout the Target Outcome Period. Additionally, please revise the similar disclosure in the “Enhanced Return Risk.”

Response to Comment 18

The prospectus has been revised in accordance with this comment.

Comment 19 – Principal Risks

Please consider replacing “Fund” with “FLEX Options” in the fourth sentence in the “Enhanced Return Risk.”

Response to Comment 19

The prospectus has been revised in accordance with this comment.

Comment 20 – Principal Risks

Please consider whether the “Market Risk” should be updated with respect to COVID-19 disclosures.

Response to Comment 20

The prospectus has been revised in accordance with this comment.

Comment 21 – Principal Risks

Per the Staff’s comment provided on December 18, 2020, please disclose in plain English, any leverage risk associated with the Fund’s investment strategy or supplementally explain why this disclosure is not needed.

Response to Comment 21

In response to the Staff’s comment, the following disclosure has been added to the “Enhanced Return Risk:”

The Fund seeks to provide investment outcomes for the entire Target Outcome Period and does not seek to provide investment outcomes on a daily or other short-term basis, which is an attribute of other types of exchange-traded funds that provide a daily, multiple exposure to a reference index (i.e., a “daily leveraged ETF”). The value of the FLEX Options held by the Fund is ultimately derived from the price performance of the Underlying ETF for the entire Target Outcome Period. As a result, it is very unlikely that, on any given day during which the Underlying ETF share price increases in value, the Fund’s share price will increase at the same rate as the enhanced returns sought by the Fund (i.e., twice any positive price return of the Underlying ETF), which is designed for an entire Target Outcome Period.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Eric F. Fess
Eric F. Fess